September 25, 2025

Vincent J. Angotti
Chief Executive Officer
Talphera, Inc.
1850 Gateway Drive, Suite 175
San Mateo, CA 94404

        Re: Talphera, Inc.
            Registration Statement on Form S-3
            Filed September 22, 2025
            File No. 333-290454
Dear Vincent J. Angotti:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   John T. McKenna